EXHIBIT 99.27




                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                ------------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
October 19, 2004


                   GLENCAIRN REVISES LONG-TERM PRODUCTION PLAN

Glencairn Gold Corporation (TSX: GGG) has completed a long-term production plan for its Limon and Bellavista mines in Central America. Production through to 2007 is now estimated as follows:


   Year             Production               Cash Operating       Total Cash
                  Estimate (Oz.)                Cost/Oz.          Cost/Oz.
   2004                46,000                    $294                $316
   2005                74,000                    $276                $291
   2006               112,000                    $219                $238
   2007               127,000                    $214                $233

While total production planned from 2005 through to the end of 2007 is slightly higher than the Company previously estimated, production in 2005 is lower than previously estimated due to construction delays caused by a much heavier than usual rainy season in Costa Rica, where the Company's Bellavista Mines is currently under construction, and because of late deliveries of certain supplies to Bellavista. Rainfall at the mine site in September alone was the second highest monthly precipitation on record, more than twice the average for that month. As a result, construction at Bellavista is now about two months behind schedule with first gold production expected in the second quarter of 2005. Production targets at Bellavista remain unchanged from the original feasibility study, with annual production averaging 60,000 ounces per year over the life of the mine.

At the Limon Mine in Nicaragua, both tonnage and grade estimates for 2005 have been reduced from previous estimates based on operating experience since Glencairn began operating there in late 2003. Drilling by Glencairn through 2004, however, has substantially increased the mineral resource on the property, and a new mineral resource calculation is expected to be released next month. Portions of the 2006 and 2007 production estimates at Limon are based on measured and indicated mineral resources that the Company expects will be put into a mineral reserve category early in 2005 when a mining plan for the Santa Pancha deposit is completed.

Average cash operating cost per ounce of production through 2007 is estimated at $239/oz., with total cash costs estimated at $257/oz.

Glencairn Gold Corporation is a gold producer with one operating mine in Nicaragua and a second mine, Bellavista, under construction in Costa Rica. To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


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                                        2



FORWARD-LOOKING STATEMENTS:

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Glencairn's future plans, objectives or goals, including words to the effect that Glencairn or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will", or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Glencairn's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Glencairn's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Glencairn produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Glencairn operates, technological and operational difficulties encountered in connection with Glencairn's mining activities, labour relations matters, costs, and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Glencairn's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Glencairn's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Glencairn with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Glencairn does not undertake to update any forward-looking statement that may be made from time to time by Glencairn or on its behalf, except in accordance with applicable securities laws. Throughout this news release, all amounts are in U.S. currency.